Mail Stop 3561

December 27, 2006

Robin J. Adams, Executive Vice President and Chief Financial Officer
BorgWarner Inc.
3850 Hamlin Road
Auburn Hills, Michigan 48326

   Re: BorgWarner Inc.
      Form 10-K for the year ended December 31, 2005
      Filed February 27, 2006
      File No. 001-12162

   We have reviewed your filing and have the following comments. We think you should revise your document in future filings in response to these comments. If you disagree, we will consider your explanation as to why our comments are inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

   Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

   Please respond to confirm that such comments will be complied with, or, if certain of the comments are deemed inappropriate, advise the staff of your reason. Your response should be submitted in electronic form, under the label "corresp" with a copy to the staff. Please respond within ten (10) business days.

Robin J. Adams, Executive Vice President and Chief Financial Officer
BorgWarner Inc.
December 27, 2006
Page 2

Form 10-K for the fiscal year ended December 31, 2005

Item 7- MD&A

Results of Operations

Overview, page 2

We note you present a table showing non-U.S. GAAP earnings and earnings per share, and state that it is provided for comparison with results from prior reporting periods. However, no comparative amounts are shown. Further, we note that you present EBIT as a measure of your performance. Please review the guidance in Question 11 of the Staff's outline, Frequently Asked Questions Regarding the Use of Non-GAAP Financial Measures, dated June 13, 2004, and tell us how the information presented in the aforementioned table complies with this guidance or delete the non-U.S. GAAP information.

Financing Activities and Liquidity, page 10

As the table of contractual obligations is intended to increase the transparency of cash flow, we believe that registrants should generally include scheduled interest payments in the table. Where interest rates are variable and unknown, you may use your judgment to determine whether or not to include such estimates. If you elect to include them, you may determine the appropriate methodology to estimate the interest payments. Regardless of whether you include interest payments or not, a footnote to the table should clarify whether or not you have done so and, if applicable, the methodology you have used in your estimate. If interest payments are excluded from the table, please disclose the significant contractual terms of the debt and any other additional information that is material to an understanding of these future cash flows. See FR-72 for guidance.

Item 8- Financial Statements and Supplementary Data

Notes to Consolidated Financial Statements

Note 2- Research and Development Costs, page 33

You do not disclose your accounting methodology or nature of customer-sponsored R&D activities. As such, please tell us, supplementally, and revise future filings to disclose your methodology and nature of these agreements.

Note 10 - Financial Instruments, page 44

We note that you hedge interest rate risk as well as foreign currency exposure through the use of interest rate and cross currency swaps. As such, please tell us, supplementally, and revise future filings to disclose the quantitative measures used to assess effectiveness of each hedge both at inception and on an ongoing basis.

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We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Juan Migone at (202) 551-3312 or the undersigned at (202) 551-3211 if you have questions regarding comments on the financial statements and related matters.

Sincerely,

David R. Humphrey
Branch Chief

Robin J. Adams, Executive Vice President and Chief Financial Officer
BorgWarner Inc.
December 27, 2006
Page 4